Mail Stop 7010



July 6, 2005


Via U.S. mail and facsimile

Mr. Thomas Lam
President and Chief Executive Officer
Poly-Pacific International, Inc.
Unit A, 4755 Zinfandel Court
Ontario, CA 91761

Re: 	Poly-Pacific International, Inc.
Amendment No. 2 to Registration Statement on Form 20-FR
Filed June 29, 2005
File No. 000-51180

Dear Mr. Lam:

      We have reviewed your response and your amended filing and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8 - Financial Information

Interim Consolidated Financial Statements for the Three Months
Ended
March 31, 2005

Interim Consolidated Statement of Operations, page 51

1. You have classified the $23,366 loss on disposal of property as a non-operating item. Please tell us the consideration you gave to paragraphs 41, 42 and 45 of SFAS 144 in reaching the conclusion(s) regarding classification that you did.

Consolidated Financial Statements for December 31, 2004, 2003 and
2002

2. Please include a footnote in your financial statements that discusses the restatement related to the changes in bank overdraft.
Please disclose cash flows from financing activities as reported and as restated in the footnote with the reclassified item shown as a reconciling item. You should also disclose the line items that each amount was previously included in and the line item each is now included in.

Note 9 - Debentures Payable, page 72

3. We have read your response to comment 18 of our letter dated
June
8, 2005. You indicated that the price of your stock on the commitment date was $0.16. Please confirm that your commitment date is June 15, 2003 as indicated in your subscription document in
Exhibit 4.1. Please provide supporting information to show that your stock price was $0.16 on the issuance date of the debentures. Also, provide us with your calculation of the intrinsic value of the beneficial conversion feature on the issuance date. See Case 1(a) of
Exhibit 98-5A of EITF 98-5.

Report of Independent Registered Public Accounting Firm, page 62

4. The inclusion of "except as discussed in the following paragraph" in your auditor`s opinion represents a qualification of the opinion.
An unqualified opinion is required in this registration statement. Please revise to include an unqualified audit opinion.

5. The auditor`s report does not refer to the restatement of the statement of cash flows for changes in bank overdraft or to the footnote that discusses the restatement. Please revise your auditor`s report to include a reference to the restatement and the footnote that further discuss this restatement. See AICPA U. S. Auditing Standards Section 420.12.

Item 10. Additional Information

G. Statement by Experts, page 93

6. Each amendment to the registration statement should include a currently dated consent of the independent registered public accountants. Please include an updated auditor`s consent in your next amendment.

*	*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733 or, in his absence, Rufus Decker, Accounting Branch Chief, at
(202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Richard Nobbs
Poly-Pacific International, Inc.
14022 - 106 AVENUE
Edmonton, AB
T5N 1B2, Canada

Mr. Michael Williams, Esq.
Williams Law Group, P.A.
2503 W. Gardner Ct.
Tampa, FL 33611
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Mr. Thomas Lam
Poly-Pacific International, Inc.
July 6, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE